EXHIBIT 11
TRISM, INC.
Computation of Basic and Diluted Earnings Per Common Share
(In thousands, except per share amounts, unaudited)

Predecessor
	Reorganized Company		Company
	Three	One and one half	One and one half
	Months Ended	Months Ended	Months Ended
	March 31, 2001	March 31, 2000	February 15, 2000

Income (loss) before extraordinary item	$ (4,476)	$ 29	$ (40,632)

Extraordinary item, gain on extinguishment
of debt	-	-	42,682

Net income (loss)	$ (4,476)	$ 29	$ 2,050
	=========	=========	==========

Weighted average number of shares

Basic:
Average common shares outstanding	2,000	2,000	5,702

Diluted:
Average common shares outstanding	2,000	2,000	5,702
Common share equivalents resulting from
assumed exercise of stock options	-	-	-

	2,000	2,000	5,702

Basic earnings (loss) per common share:

Income (loss) before extraordinary item	$ (2.24)	$ 0.01	$ (7.13)
Extraordinary item	-	-	7.49
Net income (loss)	$ (2.24)	$ 0.01	$ 0.36
	=========	=========	==========

Diluted earnings (loss) per share:

Income (loss) before extraordinary item	$ (2.24)	$ 0.01	$ (7.13)
Extraordinary item	-	-	7.49
Net income (loss)	$ (2.24)	$ 0.01	$ 0.36
	=========	=========	=========

Earnings (Loss) Per Share

Basic earnings (loss) per share excludes dilution and is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Common shares outstanding include issued shares less shares held in treasury prior to emergence from bankruptcy. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock (common stock equivalents). Diluted earnings per share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and dilutive common stock equivalents at the end of each reporting period. Common stock equivalents are excluded from the diluted calculation if a net loss was incurred for the period as these transactions are anti-dilutive.